SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

G REIT INC.

(Name of Subject Company [Issuer])

Everest Investors 17, LP (Offeror)

Everest Properties, Inc. (Other Person)

(Filing Persons)

Shares of Common Stock

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Christopher K. Davis

Everest Investors 17, LP

199 S. Los Robles Ave., Suite 200

Pasadena, CA 91101

Telephone (626) 585-5920

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation: $17,547,600(1)                     Amount of Filing Fee: 1,877.59(2)

(1)	Calculated as the product of the number of Shares on which the Offer is made and the gross cash price per Share.
(2)	Already paid.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not Applicable	Filing party: Not Applicable
Form or registration no.: Not Applicable	Date filed: Not Applicable
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Everest Investors 17, LP. (“Everest” or the “Purchaser”), a California limited partnership, to purchase up to shares (“Shares”) of common stock in G REIT INC. (the “Company”), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the “Offer to Purchase”).

ITEM 11.	ADDITIONAL INFORMATION.

The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

DETAILS OF THE OFFER

2.	Acceptance of Payment and Payment of Purchase Price; Proration.

The first paragraph of Section 2, as previously amended, is further amended to replace in its entirety the last sentence of the paragraph with the following sentence: “The Company’s transfer agent has indicated that such confirmation will generally occur within two to three days after the transfer agent’s receipt of the documentation described in the instructions provided with the Letter of Transmittal, which Purchaser will submit within 2 business days after the Expiration Date”

4.	Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects

The fourth sentence of the first paragraph of Section 4 is amended and restated in its entirety with the following sentence: “The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal) will be final, subject only to final judgments of competent courts of law.”

7.	Conditions of the Offer.

The last paragraph of Section 7, as previously amended, is amended to replace in its entirety the sentence at the end of the paragraph with the following sentence: “However, a condition that is within the control of Purchaser shall not be asserted to avoid or delay accepting Shares for purchase or paying for Shares tendered, or to withdraw the Offer.”

DETERMINATION OF OFFER PRICE

The second paragraph of the section is amended and restated in its entirety as follows: “The Purchaser developed an estimated current liquidation value for the Company’s Shares using its proprietary valuation methods, based on the Purchaser’s own estimate of the fair market value of the Company’s property obtained by a review and analysis of the Company’s publicly filed financial statements and other publicly available information. For each property, the Purchaser applied estimated liquidation values by adjusting each property’s original purchase price, as reported by the Company, for changes the National Association of Real Estate Investment Trusts reported cap rate data for each market that the Purchaser believed was most relevant for each property. This method does not take into account the individual characteristics of the properties. If the Company has announced a contract to sell a property, the contract price was also used as an estimate of value of that particular property. Using this method the Purchaser estimated the total value of the Company’s portfolio at approximately $842 Million to $868 Million, added an estimated $40 Million to $91 Million of net other assets, and then deducted: approximately $412 Million to $434 Million of estimated debt, assumed selling costs of approximately $25 Million

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(approximately 3%), and assumed general partner distributions of approximately $2 Million to $4 Million. Based on the information described above, the Purchaser estimates the net proceeds to Shareholders from a current liquidation of the Company would be between $10 and $11 per Share. The Purchaser also gave substantial consideration to the fact that the Company stated an estimated value in 2006 of $10.94 per Share. Purchaser is not an appraiser of real estate and makes no representations regarding whether the foregoing estimates or the methods employed by Purchaser are accurate, complete or current. No assurances can be provided that the Purchaser’s estimates are correct, and the actual amount of net proceeds that would be received from a current liquidation of the Company’s assets may differ substantially from the Purchaser’s estimate. Shareholders are advised not to rely on Purchaser’s estimates, but to make their own estimates with the assistance of their own advisors.”

CERTAIN INFORMATION CONCERNING THE PURCHASER

Source of Funds.

Each occurrence of the term “members” in the paragraph is replaced with the term “partners.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2006

EVEREST INVESTORS 17, LP BY: Everest Properties, Inc., General Partner
By:	/S/ DAVID I. LESSER
David I. Lesser
Executive Vice President

EVEREST PROPERTIES, INC.
By:	/S/ DAVID I. LESSER
David I. Lesser
Executive Vice President

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